July 2016

 Pricing Sheet dated July 29, 2016 relating to

 Preliminary Terms No. 1,012 dated July 25, 2016

 Registration Statement Nos. 333-200365; 333-200365-12

 Filed pursuant to Rule 433

Morgan Stanley Finance LLC

Structured Investments

Opportunities in U.S. Equities

Enhanced Trigger Jump Securities Based on the Worst Performing of the iShares® Dow Jones U.S. Telecommunications ETF, the Utilities Select Sector SPDR® Fund and the Consumer Staples Select Sector SPDR® Fund due August 1, 2019

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

PRICING TERMS – JULY 29, 2016
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Issue price:	$10 per security
Stated principal amount:	$10 per security
Pricing date:	July 29, 2016
Original issue date:	August 3, 2016 (3 business days after the pricing date)
Maturity date:	August 1, 2019
Aggregate principal amount:	$2,800,000
Interest:	None
Underlying shares:

Shares of the iShares U.S Telecommunications ETF (the “IYZ Shares”)

Shares of the Utilities Select Sector SPDR® Fund (the “XLU Shares”)

Shares of the Consumer Staples Select Sector SPDR® Fund (the “XLP Shares”)

Payment at maturity:

•   If the final share price of each of the underlying shares is greater than or equal to its respective downside threshold value:

$10 + the upside payment

•   If the final share price of any of the underlying shares is less than its respective downside threshold value, meaning the price of any of the underlying shares has declined by more than 20% from its respective initial share price:

$10 × share performance factor of the worst performing underlying shares

Under these circumstances, the payment at maturity will be significantly less than the stated principal amount of $10, and will represent a loss of more than 20%, and possibly all, of your investment.

Upside payment:	$2.42 per security (24.20% of the stated principal amount)
Downside threshold value:

With respect to the IYZ Shares, $27.576, which is equal to 80% of its initial share price

With respect to the XLU Shares, $41.696, which is equal to 80% of its initial share price

With respect to the XLP Shares, $43.752, which is equal to 80% of its initial share price

Share performance factor:	With respect to each underlying shares, final share price / initial share price
Worst performing underlying shares	The underlying shares with the lowest share performance factor
Initial share price:

With respect to the IYZ Shares, $34.47, which is its closing price on the pricing date

With respect to the XLU Shares, $52.12, which is its closing price on the pricing date

With respect to the XLP Shares, $54.69, which is its closing price on the pricing date

Final share price:	With respect to each of the underlying shares, the closing price of such underlying shares on the valuation date times the adjustment factor for such underlying shares on such date
Valuation date:	July 29, 2019, subject to postponement for non-trading days and certain market disruption events
Adjustment factor:	With respect to each of the underlying shares, 1.0, subject to adjustment in the event of certain events affecting such underlying shares
CUSIP / ISIN:	61766B788 / US61766B7881
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$9.137 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to us(3)
Per security	$10	$0.25 (1)
		$0.05(2)	$9.70
Total	$2,800,000	$84,000	$2,716,000
(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.25 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest.”in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for Jump Securities.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each security.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “SPDR®,” “Select Sector SPDR” and “Select Sector SPDRs” are trademarks of Standard and Poor’s Financial Services LLC (“S&P”) and have been licensed for use by S&P Dow Jones Indices LLC and Morgan Stanley. The securities are not sponsored, endorsed, sold, or promoted by S&P, MGH or the Trust. S&P, MGH and the Trust make no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. S&P, MGH and the Trust have no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BTC”). The securities are not sponsored, endorsed, sold, or promoted by BTC. BTC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement and prospectus, each of which can be accessed via the hyperlinks below.

References to “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Preliminary Terms No. 1012 dated July 25, 2016

Product Supplement for Jump Securities dated February 29, 2016     Prospectus dated February 16, 2016

MSFL and Morgan Stanley have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.